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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

DUCKWALL-ALCO STORES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of Class of Securities)

264142100

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

SEC 1746 (11-03)

CUSIP No 264142100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Strongbow Capital, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 437,544 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 437,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Strongbow Capital Management, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 437,544 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 437,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Raymond A.D. French I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 437,544 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 437,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No 264142100	Page 5 of 9 Pages

This Amendment No. 2 to the Schedule 13D (the “Schedule 13D”), dated February 1, 2005, is filed with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A.D. French.

Item 1. Security and Issuer

This Schedule 13D is filed with respect to the common stock $.0001 par value (“Common Stock”) of Duckwall-ALCO Stores, Inc., a Kansas corporation. (“Duckwall” or the “Company”). The principal offices of Duckwall are located 401 Cottage Street, Abiline, KS 67410.

Item 2. Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A.D. French., who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities. Strongbow is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A.D. French is a citizen of Ireland whose residence is Delaporte Point TH3, Box CB 13016, Nassau Bahamas, Raymond A.D. French is a company director. Raymond A.D. French is a citizen of the Republic of Ireland. Raymond A.D. French is Chairman of SCM and is the controlling person of SCM. Mr. French’s email address is:   rayfrench@strongbow-capital.com

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A.D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

CUSIP No 264142100	Page 6 of 9 Pages

Raymond J.R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

SCM has no executive officers. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A.D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

Raymond J.R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No 264142100	Page 7 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

No change from prior filing.

Item 4. Purpose of Transaction.

Strongbow currently beneficially owns 9.8% of the Company’s outstanding shares and, based on current publicly available information, is the third largest shareholder of the Company. Strongbow has been a shareholder since 24 July 2003. Strongbow has previously filed a 13D (6 April 2004) and a 13D(A) (19 August 2004), in relation to its stake in the Company. The filing persons note that the Company’s stock price has appreciated by 25% and 12%, respectively, since those filings were made.

In its 13D(A), filed on 19 August 2004, the filing persons attached a letter to Glen Shank, then the Company’s Chairman and President. In that letter, the filing persons proposed that the Company initiate an aggressive program to improve the Company’s financial performance, corporate governance and shareholder communications. The filing persons’ five proposals at that time were as follows:

1.	Employ a respected consulting firm to investigate and make proposals for improving the Company’s below-par same-store sales performance,

2.	Immediately initiate an aggressive S,G&A expense reduction program,

3.	Use the Company’s depreciated stock price to add shareholder value through share buybacks,

4.	Split the roles of Chairman and President to improve corporate governance and management accountability, and,

5.	Improve shareholder communications and financial disclosures.

In relation to the first proposal, the filing persons were encouraged by the Company’s announcement dated 14 September 2004, regarding the engagement of AlixPartners LLC to advise the Company on improving operations. Since that time, however, the filing persons have been very disappointed by the Company’s lack of disclosure to shareholders on the terms and specific details of the new relationship with AlixPartners.

In relation to the second proposal, the filing persons have been extremely disappointed that, to date, the Company has not communicated to the Company’s owners any significant progress, or even outlined any specific program, to reduce the Company’s S,G&A expenses.

In relation to the third proposal, the filing persons have been disappointed by the insignificant amount of stock repurchases announced by the Company to date. While the filing persons recognize the relative illiquidity of the Company’s stock, they also note that a total of 651,204 of the Company’s shares have traded1 since the filing persons put forward their proposals on 19 August 2004; this equates to trading in 14.6% of the Company’s total current shares outstanding — and has occurred in a period of just over five months. As indicated by Strongbow’s continuing market purchases, the filing persons believe that the Company’s stock remains significantly undervalued relative to its potential turnaround value.

In relation to the fourth proposal, the filing persons were pleased by the Company’s announcement of 23 November 2004, regarding the splitting of the roles of Chairman and CEO, and the appointment of Mr. Warren Gfeller as the Company’s new Chairman. The filing persons are hopeful that Mr. Gfeller will act quickly and decisively to implement the changes required at the Company to improve financial performance and shareholder value.

In relation to the fifth proposal, as stated above, the filing persons have been disappointed by the Board’s lack of communication with the Company’s shareholders on a number of important issues over the last several months. The filing persons believe that it is extremely important that the Company’s owners be updated regularly on matters such as the new CEO search, the terms and timing of the AlixPartners relationship and, most importantly, any specific plans to improve the Company’s financial performance.

Except as discussed above, and in prior filings under this Item 4, the Reporting Persons otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

[1]	As reported by the NASDAQ stockmarket.

CUSIP No 264142100	Page 8 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to the Common Stock beneficially owned by each Reporting Person as of the close of business on February 1, 2005:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[2]
Strongbow	437,544	9.8%
SCM	437,544	9.8%
Raymond A.D. French	437,544	9.8%

(b) Strongbow has shared power to dispose or direct the disposition of 434,544 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 434,544 shares of Common Stock.

Raymond A.D. French has shared power to dispose or to direct the disposition of 434,544 shares of Common Stock.

(c) The following table sets forth transactions with respect to Common Stock since the filing of Amendment No. 1 to the Schedule 13D by the Filing Parties. Set forth below are the transaction date, average price per share and number of shares traded. The transactions set forth below were market purchases by Strongbow.

Trade Type	Trade Date	No. of Shares	Price
Buy	12/02/04	2,700	$16.95
Buy	12/03/04	600	$16.95
Buy	12/13/04	11,324	$17.27
Buy	12/14/04	1,800	$17.53
Buy	12/15/04	4,900	$17.50
Buy	01/19/05	4,900	$17.85
Buy	01/21/05	4,310	$18.25
Buy	01/24/05	1,400	$18.49
Buy	01/25/05	200	$18.75
Buy	01/26/05	800	$18.64
Buy	01/27/05	12,000	$19.00
Buy	01/28/05	1,000	$18.90
Buy	02/01/05	3,000	$18.73

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits.

None.

[2]	Computed on the basis of 4,447,658 shares of Common Stock outstanding as of October 31, 2004 as specified in the Quarterly Report on Form 10-Q of the Company, filed with the SEC on 12/09/04.

CUSIP No 264142100	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2005

STRONGBOW CAPITAL LTD.

By:	/s/ Raymond A.D. French
Raymond A.D. French
Director

STRONGBOW CAPITAL MANAGEMENT LTD.

By:	/s/ Raymond A.D. French
Raymond A.D. French
Director

RAYMOND A.D. FRENCH

By:	/s/ Raymond A.D. French